UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PERRIGO COMPANY PLC

(Name of Subject Company)

PERRIGO COMPANY PLC

(Name of Persons Filing Statement)

Ordinary shares, par value €0.001 per share

(Title of Class of Securities)

G97822103

(CUSIP Number of Class of Securities)

Todd W. Kingma

Executive Vice President, General Counsel and Company Secretary

Perrigo Company plc

c/o Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

Telephone: (269) 686-1941

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Andrew R. Brownstein, Esq.

Igor Kirman, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit 99.1	Press release, dated August 28, 2015.